Exhibit 99.1

Asia Pacific Wire & Cable Announces Sale of Land and Buildings at its Ningbo Pacific Cable Subsidiary for US$8.8 Million and a Restatement of Prior Financial Statements

TAIPEI, Taiwan, March 31, 2017 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (NASDAQ:APWC) ("APWC" or the "Company"), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced the completion of a sale of buildings and land at its Ningbo Pacific Cable Co. Ltd. (“Ningbo”) subsidiary in Ningbo City, China to a local private company for a cash purchase price of RMB 60.6 million, or approximately US$8.8 million.

Ningbo is situated in Ing-Chiang Township in Ningbo City in Zhè Jiāng Province, China. The sale includes the 27,000 total square meter facility used in the manufacture of electronic wire and approximately 11 acres of adjacent land. The Company is also in the process of selling the machinery utilized in the facility.

The sale of Ningbo’s land and buildings resulted in a gain of approximately US$4.2 million, which will be reflected in the Company’s 2017 financial results.

The Company estimates preliminarily that its Ningbo operations generated losses in 2016 of approximately US$1.6 million.  APWC concluded it is unlikely that the operations at Ningbo would have contributed positively to our overall results in the foreseeable future. Therefore, APWC took advantage of an opportunity to dispose of its land and buildings at Ningbo on favorable terms and, as a result, eliminate the likelihood of further losses if the Ningbo facility had continued in operation.  The Company is considering a number of options for the optimal application of the sale proceeds, which could include expansion of core operations in other markets, capital improvements and debt repayment, among other possibilities.

The sale of the Ningbo property reflects APWC’s commitment to disposing of assets that are not generating profits, and the Company’s effort to increase production efficiency, lower production costs and better utilize resources.

Restatement

The Company has identified certain accounting errors in the computation of its accrued liabilities for its North Asia region due to the application of inaccurate currency exchange rates used to estimate such liabilities.  Based on the preliminary information relating to these errors, the Company currently estimates that as of December 31, 2015, 2014 and 2013, accrued liabilities were understated by $1.0 million, $1.4 million and $1.4 million, respectively, and retained earnings were overstated by $1.4 million, $1.4 million and $1.1 million, respectively.  Based upon our preliminary review, the Company estimates that its exchange loss was overstated by $0.4 million and $0.1 million for the years ended December 31, 2015 and 2014, respectively, and understated by $0.2 million for the year ended December 31, 2013.  Also, our preliminary review suggests that selling, general and administrative expenses were understated by $76 thousand, $84 thousand and $81 thousand for the years ended December 31, 2015, 2014 and 2013, respectively.

Management’s foregoing estimates are based solely on current preliminary data available to it and are subject to change upon completion of its internal review of the Company’s prior financial statements. During the ongoing process of preparing restated financial statements, if it is determined that there are other adjustments for these periods, the Company will include such corrections in its restated financial statements.

The Audit Committee of the Company’s Board of Directors, upon the recommendation of the Company’s executive officers, concluded that, due to these accounting errors, the Company’s previously issued consolidated financial statements for fiscal years 2013 through 2015 and the related reports of its independent registered public accounting firm should no longer be relied upon.

The Company intends to make the necessary filings to restate previously issued annual financial statements and related financial information contained therein as of December 31, 2015, and 2014 and for the years ended December 31, 2015, 2014, and 2013.

About Asia Pacific Wire & Cable Corporation

Asia Pacific Wire & Cable Corporation is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable and enameled wire products in the Asia Pacific region, primarily in Thailand, China, Singapore and Australia. The Company manufactures and distributes its own wire and cable products and also distributes wire and cable products ("Distributed Products") manufactured by its principal shareholder, Pacific Electric Wire & Cable Company, a Taiwanese company ("PEWC"). The Company also provides project engineering services in the supply, delivery and installation ("SDI") of power cables to certain of its customers. For more information on the Company, visit www.apwcc.com. Information on the Company's website or any other website does not constitute a portion of this release.

Safe Harbor Statement

This release contains certain "forward-looking statements" relating to the Company, its business, and its subsidiary companies. These forward looking statements are often identified by the use of forward-looking terminology such as "believes", "expects" or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Contact:

Investor Relations Contact:
MZ North America
Ted Haberfield
President
Tel: +1-760-755-2716
Email: thaberfield@mzgroup.us
Web: www.mzgroup.us